JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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March 27, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC  20549

ATTN:     Karen J. Garnett
Assistant Director

Re:       Bluesky Systems, Corp.
Amendment No. 6 to Form 10
Filed on February 29, 2008
File Number:  000-52548
Form 10-KSB for the Fiscal Year ended
December 31, 2007
Filed March 5, 2008
File No. 000-52548

Ladies and Gentlemen:

Thank you for your comment letter dated March 25 2008 (the “Comment Letter”), with respect to the above-captioned Form 10 and Form 10-KSB. This letter sets forth each of our responses in outline form below.

General

1.
We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B.  Some of the discrepancies include replacing the word “report” with “annual report,” including the title of the certifying individual in the first line, and modification of the wording in paragraph 5(a).  Please be aware that future periodic filings should be made in compliance with Regulation S-K.  Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response 1: We note your comment with regard to the certifications in our recent Forms 10/A and 10-KSB filings and confirm that certifications in future filings will be in the exact form outlined in Item 601(B)(31)(i) of Regulation S-K.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello

cc:  Karol Kapinos